                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. 10)(1)

                            Layne Christensen Company
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    521050104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 4, 2006
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box /_/.

     NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 2 of 13 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,416,447
  OWNED BY    -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,416,447
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,416,447
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 3 of 13 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,416,447
  OWNED BY    -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,416,447
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,416,447
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 4 of 13 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,425,447(1)
  OWNED BY    -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,425,447(1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,425,447(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     (1) Includes 9,000 shares of Common Stock underlying options granted to Mr.
         Lichtenstein that are exercisable within 60 days of the date hereof.

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 5 of 13 Pages
----------------------                                    ----------------------

          The following constitutes Amendment No. 10 ("Amendment No. 10") to the
Schedule 13D filed by the undersigned. This Amendment No. 10 amends the Schedule
13D as specifically set forth.

     Item 5(a) is hereby amended and restated to read as follows:

          (a) The aggregate  percentage of Shares  reported owned by each person named herein is based upon  15,316,554  Shares  outstanding,  which is the total number of Shares  outstanding  as reported in the Issuer's  Quarterly  Report on
Form 10-Q for the quarter ended July 31, 2006, as filed with the  Securities and
Exchange Commission on September 11, 2006.

          As of the close of  business  on October 3, 2006,  Steel  Partners  II beneficially  owned 1,416,447  Shares,  constituting  approximately  9.2% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 1,416,447  Shares owned by Steel Partners
II, constituting approximately 9.2% of the Shares outstanding.  Mr. Lichtenstein beneficially owned 1,425,447 Shares (consisting of (i) 1,416,447 Shares owned by
Steel  Partners  II that Mr.  Lichtenstein,  as the sole  executive  officer and managing  member of Partners LLC, which in turn is the general  partner of Steel
Partners II, may be deemed to beneficially own, and (ii) 9,000 Shares underlying options  exercisable  within 60 days of the date  hereof  directly  owned by Mr.
Lichtenstein),  constituting  approximately 9.3% of the Shares outstanding.  Mr.
Lichtenstein has sole voting and dispositive power with respect to the 1,416,447
Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.

     Item 6 is hereby amended to add the following:

          Effective  October 4, 2006,  Steel  Partners  II entered  into a Sales
Trading Plan Agreement with Mutual Securities, Inc., a registered broker-dealer, for the purpose of  establishing a trading plan to effect sales of Shares of the
Issuer in compliance with all applicable laws,  including,  without  limitation,
Section 10(b) of the Securities Exchange Act of 1934, as amended,  and the rules and  regulations  promulgated  thereunder,  including,  but not limited to, Rule
10b5-1.  A copy of the Sales  Trading  Plan  Agreement is attached as an exhibit hereto and incorporated herein by reference.

     Item 7 is hereby amended to add the following exhibit:

          8.   Sales Trading Plan  Agreement by and between  Steel  Partners II,
               L.P. and Mutual Securities, Inc., dated October 4, 2006.

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 6 of 13 Pages
----------------------                                    ----------------------

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2006                         STEEL PARTNERS II, L.P.

                                               By: Steel Partners, L.L.C.
                                                   General Partner

                                               By: /s/ Warren G. Lichtenstein
                                                   ----------------------------
                                                   Warren G. Lichtenstein
                                                   Managing Member

                                               STEEL PARTNERS, L.L.C.

                                               By: /s/ Warren G. Lichtenstein
                                                   ----------------------------
                                                   Warren G. Lichtenstein
                                                   Managing Member

                                               /s/ Warren G. Lichtenstein
                                               ---------------------------------
                                               WARREN G. LICHTENSTEIN

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 7 of 13 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX
                                  -------------

         Exhibit                                                          Page
         -------                                                          ----

1.   Joint  Filing  Agreement  by and among Steel  Partners II, L.P.,      --
     Steel Partners,  L.L.C.  and Warren G.  Lichtenstein,  dated
     December 2, 2003 (previously filed).

2.   Purchase  Trading Plan  Agreement by and between Steel  Partners      --
     II, L.P. and Mutual  Securities,  Inc.,  dated  January 15, 2004
     (previously filed).

3.   Letter from Steel  Partners II, L.P. to the Corporate  Secretary      --
     of  Layne   Christensen   Company,   dated  December  21,  2004,
     submitting   a   stockholder   proposal   (enclosures   omitted)
     (previously filed).

4.   Letter from Steel Partners II, L.P. to the stockholders of Layne      --
     Christensen Company, dated May 25, 2005 (previously filed).

5.   Director Nomination Letter from Steel Partners II, L.P. to Layne      --
     Christensen Company, dated February 2, 2006 (previously filed).

6.   Joint  Filing  and  Solicitation  Agreement  by and among  Steel      --
     Partners   II,  L.P.,   Steel   Partners,   L.L.C.,   Warren  G.
     Lichtenstein, James Henderson and John Quicke, dated February 2,
     2006 (previously filed).

7.   Settlement  Agreement  by and among Layne  Christensen  Company,       --
     Steel Partners II, L.P.,  Steel Partners,  L.L.C.  and Warren G.
     Lichtenstein, dated March 31, 2006.(previously filed).

8.   Sales Trading Plan  Agreement by and between Steel  Partners II,   8 to 13
     L.P. and Mutual Securities, Inc., dated October 4, 2006.

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 8 of 13 Pages
----------------------                                    ----------------------

                          SALES TRADING PLAN AGREEMENT

WHEREAS,  Steel Partners II, L.P., a Delaware limited partnership (the "Seller")
desires to sell,  from time to time,  certain  shares (the  "Shares")  of common stock,  par value  $.01 per share (the  "Common  Stock"),  of Layne  Christensen
Company, a Delaware corporation (the "Company").

WHEREAS, Warren Lichtenstein,  the managing member of the general partner of the
Seller is a director of the Company and  therefore,  although on the date hereof he is not in possession of material nonpublic  information about the Company, he may become aware of material nonpublic information about the Company.

WHEREAS,  the Seller  desires to enter into this  agreement  for the  purpose of establishing  a trading  plan to make  sales of Shares  in  compliance  with all applicable laws, including,  but not limited to, Section 10(b) of the Securities
Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations promulgated thereunder,  including, but not limited to, Rule 10b5-1.  References herein to this "Agreement" refer to this agreement and specifically  include the trading plan described herein.

NOW,  IT IS  AGREED,  as of this  October  4,  2006  by the  Seller  and  Mutual
Securities, Inc. (the "Broker") as follows:

SECTION 1.        TERMS OF SALE.

(a)      The Seller  desires  that the Broker  effect sales of the Shares on its behalf in accordance  with trading  requirements  adopted by the Seller and to be  delivered  in writing to the Broker by separate  letter (the
         "Initial Trading  Instructions").  The trading  requirements adopted by the Seller are referred to herein as the "Program Period."

(b)      In furtherance of Section 1(a) hereof, the Seller directs the Broker to sell, in customary brokerage transactions, the Shares, for the Seller's account or accounts,  in the Broker's  sole  discretion as to execution and timing, subject to the condition that as of the time of any sale of
         Shares,  any  individual  employee  of the Broker  making the  Broker's investment decisions on behalf of the Seller shall not be in possession of or aware of material nonpublic information relating to the Company's business,  operations  or  prospects  or the value of the Common  Stock
         ("Material Nonpublic Information").

(c)      Notwithstanding the foregoing,  the Broker shall not sell Shares at any time when the Broker,  in its sole  discretion,  shall have  determined that  such  sale  would  violate  applicable  law,  including,  without limitation, Section 10(b) of the 1934 Act and the rules and regulations promulgated  thereunder and Section 5 of the Securities Act of 1933, as amended (the "1933 Act").

(d)      The  Seller  agrees  that,  during  the  Program  Period,  it shall not exercise any  subsequent  influence over how, when or whether to effect sales of the Shares, except that the Seller may amend this Agreement as set forth in Section 3 hereof. Each of the Seller and the Broker agrees that it will  not  discuss  with  the  other  the  Company's  business, operations or prospects or any other  information  likely to be related to the value of the Shares or likely to  influence  a decision  to sell the Shares.  Notwithstanding the preceding sentence,  with the approval

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 9 of 13 Pages
----------------------                                    ----------------------

         of  counsel to the  Broker,  the Seller  may  communicate  with  Broker personnel  who  are  not  responsible  for,  and  have  no  ability  to influence,  the  execution  of the  trading  plan  set  forth  in  this
         Agreement.

SECTION 2.        REPRESENTATIONS, WARRANTIES AND COVENANTS.

(a)      The Seller represents, warrants and covenants to the Broker as follows:

         (i)    The  Seller  is  not,  as of the  date  hereof,  aware  of or in possession of Material Nonpublic Information.

         (ii)   During the term of this  Agreement,  the Seller will not engage, and will not cause others to engage on behalf of the Seller,  in any  transactions  (other  than (y) sales of Shares  pursuant to this  Agreement,  or  (z)  exercises  of  stock  options  issued pursuant to the Company's stock option plans;  provided that the
                Seller complies with Rule 16b-3 under the 1934 Act in connection with any such exercise and the related securities) involving any security into which the Common Stock is convertible or any other related security or derivative,  including,  without limitation, corresponding or hedging transactions with respect to the Common
                Stock.  The Seller  also  agrees  not to enter into any  binding contract  with  respect  to any  transactions  described  in the preceding sentence.

         (iii)  The Seller will at all times, in connection with the performance of this Agreement,  comply with all applicable laws,  including, without limitation, Section 16 of the 1934 Act and the rules and regulations promulgated thereunder.

         (iv)   The Seller agrees to provide such additional  information and to execute  such  additional  documents  or  instruments  as may be reasonably  requested by the Company or the Broker in connection with the performance of this Agreement and to confirm compliance with applicable law.

         (v)    The Company's General Counsel (or his/her designee) has approved this Agreement.

         (vi)   This  Agreement   constitutes  the  legal,   valid  and  binding
                obligation  of the  Seller  enforceable  against  the  Seller in accordance with its terms, except as the enforceability  thereof
                may   be   limited   by   applicable   bankruptcy,   insolvency,
                reorganization, fraudulent conveyance, moratorium and other laws affecting the  enforceability  of creditors'  rights and general principles of equity,  and as rights to indemnity  hereunder may be limited by applicable  law. The Shares are not subject to any liens, security interests or other impediments to transfer,  nor
                is  there  any  litigation,   arbitration  or  other  proceeding
                pending,  or to the Seller's  knowledge  threatened,  that would prevent  or  interfere  with the sale of the  Shares  under this
                Agreement.

(b)      The Broker represents, warrants and covenants to the Seller as follows:

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 10 of 13 Pages
----------------------                                    ----------------------

         (i)    The Broker has implemented  reasonable  policies and procedures, taking into  consideration the nature of the Broker's  business, to ensure that individuals making investment  decisions will not violate  the laws  prohibiting  trading on the basis of Material
                Nonpublic  Information.  These policies and  procedures  include those  that  restrict  any  purchase  or sale,  or  causing  any purchase  or sale,  of any  security  as to which the Broker has
                Material  Nonpublic  Information,  as well as those that prevent such individuals from becoming aware of or in possession of such
                Material Nonpublic Information.

         (ii)   In connection with all sales of Shares, the Broker shall deliver to the Seller and the Company by facsimile or  electronic  mail, no later than the close of business on the date such transaction is effected,  all information  necessary (to the extent that the
                Broker  possesses  such  information)  for the Seller and/or the
                Company to make all required  Form 4 and 5 filings,  as required by  Section  16(a) of the 1934 Act  with  regard  to sales  made pursuant to this Agreement.  The information  shall be delivered to the  Company,  to the  attention  of  the  Company's  General
                Counsel, by facsimile at (913) 362-8823 or by electronic mail at
                SFCROOKE@LAYNECHRISTENSEN.COM, or such other facsimile number or electronic mail address designated in writing by the Company.

         (iii)  This  Agreement   constitutes  the  legal,   valid  and  binding
                obligation  of the  Broker  enforceable  against  the  Broker in accordance with its terms, except as the enforceability  thereof
                may   be   limited   by   applicable   bankruptcy,   insolvency,
                reorganization, fraudulent conveyance, moratorium and other laws affecting the  enforceability  of creditors'  rights and general principles of equity,  and as rights to indemnity  hereunder may be limited by applicable law.

SECTION  3.   AMENDMENTS.   This  Agreement   (including  the  Initial   Trading
Instructions) may not be amended by the parties hereto,  except as follows:  The parties hereto may amend the provisions of this Agreement (including the Initial
Trading  Instructions) upon notice to the Company;  provided that at the time of such  amendment,  the  Seller  was not in  possession  of or aware  of  Material
Nonpublic Information and only upon the written consent of the Company's General
Counsel (or his/her  designee).  Any  modification by the Seller will be made in good faith and not as part of a scheme to evade the prohibitions of Rule 10b5-1.
The amended Agreement or Initial Trading Instructions, as the case may be, shall not take effect until 90 days after the amendment is adopted.  During the 90 day period  between the adoption date of the amendment and the effective date of the amendments,  the unmodified  Agreement or Initial Trading  Instructions,  as the
case may be, will remain in effect.

SECTION 4.    TERMINATION.  This Agreement  shall  terminate upon the earlier to occur of the following:

(a)      The close of business on September 28, 2007; or

(b)      The  Broker  sells the  maximum  number of Shares  allowable  under the
         Initial Trading Instructions,  as may be amended as provided in Section
         3 hereof; or

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 11 of 13 Pages
----------------------                                    ----------------------

(c)      The Agreement is terminated by either party immediately upon receipt of written notice to the other party; provided, however, that with respect to any  termination by the Seller  pursuant to this Section 4(c) at the time of such termination,  the Seller was not in possession of or aware of Material Nonpublic Information and such termination was made in good faith  and not as part of a scheme to evade  the  prohibitions  of Rule
         10b5-1; or

(d)      Any sale effected  pursuant to this  Agreement that violates (or in the opinion of counsel to the  Company or the Broker is likely to  violate)
         Section  16 of the  1934  Act,  any  other  provision  of  the  Federal securities  laws or  regulations  adopted  by the U.S.  Securities  and
         Exchange  Commission  thereunder,  or any other  applicable  Federal or
         State law or regulation; or

(e)      The Seller materially breaches its obligations under this Agreement; or

(f)      The Seller  and/or the Company  enter into a contract  that prevents or materially restricts sales by the Seller under this Agreement.

If the Agreement is terminated pursuant to this Section 4 and a new trading plan agreement  with respect to the sale or purchase of the Seller's  Common Stock is entered into with the Broker or any other person,  the Seller hereby agrees that the new trading plan will not take effect until 90 days after its adoption.

SECTION 5.    INDEMNIFICATION AND LIMITATION ON LIABILITY; NO TAX, ACCOUNTING OR
LEGAL ADVICE.

(a)      The Seller  agrees to indemnify  and hold  harmless the Broker (and its directors,  officers,  employees and  affiliates)  from and against all claims, liabilities, losses, damages and expenses (including reasonable attorneys' fees and costs) arising out of or  attributable  to: (i) any material breach by the Seller of this Agreement (including the Seller's representations  and  warranties),  (ii) any violation by the Seller of applicable laws or regulations and (iii) any action taken by the Broker in good faith and without negligence  pursuant to this Agreement.  This indemnification will survive the termination of this Agreement.

(b)      Notwithstanding  any other  provision  herein,  the Broker  will not be liable to the Seller for: (i) special, indirect,  punitive,  exemplary, or consequential  damages, or incidental losses or damages of any kind, including  but not limited to lost profits,  lost savings,  and loss of use of facility or equipment, regardless of whether arising from breach of contract, warranty, tort, strict liability or otherwise, and even if advised of the  possibility of such losses or damages or if such losses or damages could have been reasonably foreseen,  or (ii) any failure to perform or for any delay in  performance  that  results from a cause or circumstance that is beyond its reasonable  control,  including but not limited to failure of  electronic  or  mechanical  equipment,  strikes, failure of common carrier or utility  systems,  severe weather,  market disruptions or other causes commonly known as "acts of God."

(c)      The Seller acknowledges and agrees that the Broker has not provided the
         Seller with any tax,  accounting  or legal  advice with respect to this
         Agreement.

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 12 of 13 Pages
----------------------                                    ----------------------

SECTION 6.  GOVERNING  LAW. This Agreement will be governed by, and construed in accordance  with,  the laws of the  State of New  York,  without  regard to such
State's conflict of laws rules.

SECTION 7. ENTIRE  AGREEMENT.  This Agreement  constitutes the entire  agreement between  the parties  hereto with  respect to the  subject  matter  hereof,  and supersedes any previous or contemporaneous agreements, understandings, proposals or promises with respect thereto, whether written or oral.

SECTION 8.  ASSIGNMENT.  This Agreement and each party's rights and  obligations hereunder may not be assigned or delegated without the written permission of the other  party and shall  inure to the  benefit  of each  party's  successors  and permitted assigns, whether by merger, consolidation or otherwise.

              [The remainder of this page intentionally left blank]

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 13 of 13 Pages
----------------------                                    ----------------------

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

STEEL PARTNERS II, L.P.

By: Steel Partners, L.L.C.
    General Partner

By: /s/ Warren G. Lichtenstein
    ----------------------------
    Warren G. Lichtenstein
    Managing Member

MUTUAL SECURITIES, INC.

By:  /s/ Mitchell C. Voss
     ----------------------------
     Name: Mitchell C. Voss
     Title: President